Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at June 30, 2014	As at December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$162,053,197	$182,329,782
Accounts receivable		12,799,028	8,502,095
Prepaid expenses and other assets		1,648,767	1,032,431
Inventories	3	4,742,937	3,845,695

		181,243,929	195,710,003

Non-current assets
Property and equipment, net	4	14,927,303	13,360,833
Intangible assets, net	5	12,895,360	3,303,647

Total Assets		$209,066,592	$212,374,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,880,512	$7,123,563
Provisions		257,705	187,080
Deferred revenue		385,340	380,325
Deferred partnership fee revenue		1,300,000	1,300,000
Repayable government assistance		—	17,587

		7,823,557	9,008,555
Non-current liabilities
Deferred revenue		179,084	193,626
Deferred partnership fee revenue		1,341,666	1,991,666
Shareholder warrants	6	25,186,805	26,065,994

Total Liabilities		$34,531,112	$37,259,841

Shareholders’ Equity
Share capital	9	$314,763,726	$307,103,074
Contributed surplus	7	10,543,578	8,953,041
Deficit		(150,771,824)	(140,941,473)

Total Shareholders’ Equity		$174,535,480	$175,114,642

Total Liabilities and Shareholders’ Equity		$209,066,592	$212,374,483

Common shares outstanding	9	55,474,068	54,894,038

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Product sales		$10,391,137	$7,075,710	$19,782,528	$13,375,953
Royalty revenue		270,000	467,766	675,000	908,444
Partnership fee revenue		325,000	325,000	650,000	650,000
Service revenue		166,019	229,473	342,850	441,995

Total revenues		11,152,156	8,097,949	21,450,378	15,376,392
Cost of sales		4,232,023	3,043,252	7,833,920	5,775,394

Gross profit		6,920,133	5,054,697	13,616,458	9,600,998

Selling and distribution costs		7,192,559	3,512,448	13,900,119	5,860,704
Research and development expenses		2,331,027	2,045,826	4,585,945	3,533,024
Administrative expenses		1,968,860	1,742,733	3,963,471	3,103,472
Write-down of inventory		—	31,285	—	31,285

Total operating expenses		11,492,446	7,332,292	22,449,535	12,528,485

Loss from operations		(4,572,313)	(2,277,595)	(8,833,077)	(2,927,487)

Finance costs		—	(5,300)	—	(176,489)
Finance income		59,088	17,861	127,468	32,704
Warrants revaluation adjustment	6	10,794,176	(7,472,882)	(1,149,742)	(9,578,924)
Gain on investment		—	25,000	25,000	25,000

Income (loss) before income taxes		6,280,951	(9,712,916)	(9,830,351)	(12,625,196)
Income tax expense		—	(25,000)	—	(45,000)

Net income (loss) and comprehensive income (loss) for the period		$6,280,951	($9,737,916)	($9,830,351)	($12,670,196)

Basic income (loss) and comprehensive income (loss) per share for the period	10	$0.11	($0.21)	($0.18)	($0.29)

Diluted income (loss) and comprehensive income (loss) per share for the period		($0.08)	($0.21)	($0.18)	($0.29)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2013	$307,103,074	$8,953,041	—	($140,941,473)	$175,114,642
Loss and comprehensive loss	—	—	—	(16,111,302)	(16,111,302)
Exercise of options	1,258,838	(506,448)	—	—	752,390
Stock-based compensation (note 7)	—	776,071	—	—	776,071

As at March 31, 2014	$308,361,912	$9,222,664	—	($157,052,775)	$160,531,801

Income and comprehensive income	—	—	—	6,280,951	6,280,951
Common shares issued to acquire intangible assets (note 5)	3,500,000	—	—	—	3,500,000
Exercise of warrants (note 6)	2,313,207	—	—	—	2,313,207
Exercise of stock options (noted 7)	588,607	(233,193)	—	—	355,414
Stock-based compensation (note 7)	—	1,554,107	—	—	1,554,107

As at June 30, 2014	$314,763,726	$10,543,578	—	($150,771,824)	$174,535,480

As at December 31, 2012	$139,946,563	$7,908,224	$1,454,353	($118,639,378)	$30,669,762
Loss and comprehensive loss	—	—	—	(2,932,280)	(2,932,280)
Exercise of convertible debenture	6,194,625	—	(1,434,840)	—	4,759,785
Exercise of warrants	932,322	(23,052)	—	—	909,270
Exercise of stock options	76,110	(26,908)	—	—	49,202
Stock-based compensation	—	399,837	—	—	399,837

As at March 31, 2013	$147,149,620	$8,258,101	$19,513	($121,571,658)	$33,855,576

Loss and comprehensive loss	—	—	—	(9,737,916)	(9,737,916)
Public offering	54,674,930	—	—	—	54,674,930
Exercise of convertible debenture	85,530	—	(19,513)	—	66,017
Exercise of warrants	1,665,039	—	—	—	1,665,039
Exercise of stock options	2,479,198	(916,283)	—	—	1,562,915
Stock-based compensation	—	816,858	—	—	816,858

As at June 30, 2013	$206,054,317	$8,158,676	—	($131,309,574)	$82,903,419

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
OPERATING ACTIVITIES
Net Income (loss) and comprehensive income (loss) for the period		$6,280,951	($9,737,916)	($9,830,351)	($12,670,196)
Items not affecting cash
Depreciation of property and equipment	4	1,248,889	808,894	2,401,441	1,529,829
Amortization of intangible assets	5	188,716	55,586	277,040	170,495
Stock-based compensation	7	1,554,107	816,858	2,330,178	1,216,695
Imputed interest on convertible debentures		—	2,073	—	169,056
Loss (gain) on investment			(25,000)	(25,000)	(25,000)
Warrants revaluation adjustment	6	(10,794,176)	7,472,882	1,149,742	9,578,924
Write-down of inventory		—	31,285	—	31,285

		(1,521,513)	(575,338)	(3,696,950)	1,088

Changes in non-cash working capital
Increase in accounts receivable		(3,689,277)	(1,748,098)	(4,296,933)	(2,736,679)
Increase in inventories		(1,140,867)	(944,171)	(897,242)	(1,652,160)
Increase in prepaid expenses and other assets		(907,222)	(689,167)	(616,336)	(389,491)
Decrease in accounts payable and accrued liabilities and provisions		(25,759)	984,821	(1,172,126)	1,341,646
Increase (decrease) increase in deferred revenue and deferred partnership revenue		35,999	(220,002)	5,015	(221,783)

Net change in non-cash working capital balances related to operations		(5,727,126)	(2,616,617)	(6,977,622)	(3,658,467)

Decrease in long term deferred revenue and deferred partnership revenue		(365,725)	(319,589)	(664,542)	(611,433)

Cash used in operating activities		(7,614,364)	(3,511,544)	(11,339,114)	(4,268,812)

INVESTING ACTIVITIES
Purchase of property and equipment	4	(2,025,681)	(1,886,301)	(4,316,388)	(3,138,217)
Disposals of property and equipment	4	263,697	127,652	348,477	155,422
Purchase of intangible assets including transaction costs	5	(6,368,753)	—	(6,368,753)	—
Redemption of investments		—	25,000	25,000	25,000

Cash used in investing activities		(8,130,737)	(1,733,649)	(10,311,664)	(2,957,795)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		—	57,856,500	—	57,856,500
Transaction costs paid relating to issuance of common shares		—	(3,181,570)	—	(3,181,570)
Repayment of government assistance		—	(53,504)	(17,587)	(107,665)
Proceeds from exercise of options		355,414	1,562,915	1,107,804	1,612,117
Proceeds from exercise of warrants		284,276	368,281	284,276	621,912

Cash provided by financing activities		639,690	56,552,622	1,374,493	56,801,294

Net (decrease) increase in cash and cash equivalents		(15,105,411)	51,307,429	(20,276,285)	49,574,687
Impact of foreign exchange on cash and cash equivalents		2,034	(6,716)	(300)	(8,288)
Cash and cash equivalents at beginning of period		177,156,574	37,219,867	182,329,782	38,954,181

Cash and cash equivalents at end of period		$162,053,197	$88,520,580	$162,053,197	$88,520,580

Non-cash investing activities – issuance of common shares valued at $3,500,000 in connection with acquisition of intangible assets (note 5).

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the “Company”] was incorporated under the Canada Business Corporations Act on April 14, 2000. The interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange (“TSX”) and NASDAQ. The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

2.	ACCOUNTING POLICIES

These interim condensed consolidated financial statements for the three and six month periods ended June 30, 2014 of the Company were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three and six month periods ended June 30, 2014 should be read together with the annual consolidated financial statements for the year ended December 31, 2013, which are available on SEDAR at www.sedar.com.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2013. These interim condensed consolidated financial statements were authorized for issue by the Board of the Directors on August 1, 2014.

New standards, interpretations and amendments not yet adopted by the Company

[a] IFRS 9 – Financial Instruments

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance. On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

[b] IFRS 15 – Revenue from Contracts with Customers

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

3.	INVENTORIES

Inventories by category are as follows:

	June 30, 2014	December 31, 2013
	$	$
Raw materials	3,186,189	3,099,134
Medical devices, software and parts	1,462,930	686,545
TMR kits	93,818	60,016

	4,742,937	3,845,695

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis for finished goods and a weighted average basis for raw materials.

For the three month period ended June 30, 2014, $1,821,578 [three month period ended June 30, 2013 - $1,050,526] of inventory has been recognized in cost of sales. For the six month period ended June 30, 2014, $3,324,932 [six month period ended June 30, 2013 - $1,707,161] of inventory has been recognized in cost of sales.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2014	20,658,005	432,187	1,475,962	284,716	22,850,870
Additions	2,260,248	3,884	26,575	—	2,290,707
Disposals	(119,281)	—	—	—	(119,281)

Balance at March 31, 2014	22,798,972	436,071	1,502,537	284,716	25,022,296

Additions	1,963,555	9,539	43,123	9,464	2,025,681
Disposals	(316,523)	—	—	—	(316,523)

Balance at June 30, 2014	24,446,004	445,610	1,545,660	294,180	26,731,454

Depreciation:
Opening balance at January 1, 2014	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)
Depreciation	(1,097,270)	(3,583)	(41,087)	(10,612)	(1,152,552)
Disposals	34,501	—	—	—	34,501

Balance at March 31, 2014	(8,657,309)	(406,430)	(1,314,932)	(229,417)	(10,608,088)

Depreciation	(1,190,564)	(4,270)	(43,906)	(10,149)	(1,248,889)
Disposals	52,826	—	—	—	52,826

Balance at June 30, 2014	(9,795,047)	(410,700)	(1,358,838)	(239,566)	(11,804,151)

Net book value at June 30, 2014	14,650,957	34,910	186,822	54,614	14,927,303

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2013	14,989,715	410,413	1,254,189	236,628	16,890,945
Additions	6,132,863	21,774	221,773	48,088	6,424,498
Disposals	(464,573)	—	—	—	(464,573)

Balance at December 31, 2013	20,658,005	432,187	1,475,962	284,716	22,850,870

Depreciation:
Opening balance at January 1, 2013	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)
Depreciation	(3,174,794)	(11,866)	(93,070)	(88,435)	(3,368,165)
Write-downs	(25,488)	—	—	—	(25,488)
Disposals	76,900	—	—	—	76,900

Balance at December 31, 2013	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)

Net book value at December 31, 2013	13,063,465	29,340	202,117	65,911	13,360,833

As at June 30, 2014, medical devices includes construction-in-progress of $4,234,195 [December 31, 2013 - $2,689,174], which are not being depreciated. Depreciation will commence when the devices are placed at the medical institutions.

For the three and six months periods ended June 30, 2014, additions included expenditures of $775,658 [three month period ended June 30, 2013 - $895,984] and $2,274,104 [six month period ended June 30, 2013 - $1,619,919], respectively, on SPY Elite systems placed at medical institutions to generate revenue and Pinpoint systems for use in clinical trials.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

5.	INTANGIBLE ASSETS

Intangible assets include licenses, and patent rights as summarized below:

	Licenses	Patent rights	Total
	$	$	$
Cost:
Opening balance at January 1, 2014	5,913,642	5,052,103	10,965,745

Balance at March 31, 2014	5,913,642	5,052,103	10,965,745

Additions	—	9,868,753	9,868,753

Balance at June 30, 2014	5,913,642	14,920,856	20,834,498

Amortization:
Opening balance at January 1, 2014	(5,913,642)	(1,748,456)	(7,662,098)
Amortization	—	(88,324)	(88,324)

Balance at March 31, 2014	(5,913,642)	(1,836,780)	(7,750,422)

Amortization	—	(188,716)	(188,716)

Balance at June 30, 2014	(5,913,642)	(2,025,496)	(7,939,138)

Net book value at June 30, 2014	—	12,895,360	12,895,360

	Licenses	Patent rights	Total
	$	$	$
Cost:
Opening balance at January 1, 2013	5,913,642	2,534,836	8,448,478
Additions	—	2,517,267	2,517,267

Balance at December 31, 2013	5,913,642	5,052,103	10,965,745

Amortization:
Opening balance at January 1, 2013	(5,854,324)	(1,472,346)	(7,326,670)
Amortization	(59,318)	(276,110)	(335,428)

Balance at December 31, 2013	(5,913,642)	(1,748,456)	(7,662,098)

Net book value at December 31, 2013	—	3,303,647	3,303,647

On May 12, 2014, Novadaq acquired all outstanding shares of Aïmago SA (“Aïmago”). Aimago is Switzerland based and holds certain patents and patent rights related to medical imaging. Under terms of the agreement, Novadaq paid to Aïmago shareholders, consideration of $10,000,000, which includes $6,500,000 in cash, plus $3,500,000 in Novadaq common shares. The Company issued 201,845 common shares from treasury. If certain regulatory and commercial milestones are achieved in the future, Novadaq may also pay contingent consideration totaling an additional $2,400,000 which may be satisfied in cash or in Novadaq common shares at Novadaq’s option. Of the initial consideration of $10,000,000, approximately $357,000

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

has been allocated to inventory, with the remainder allocated to the patents. As part of the transaction, the Company incurred $225,000 of legal and other incremental costs which have been included as part of the cost of the patents. The Company will record the additional contingent consideration of up to $2,400,000 upon achievement of the specific milestones.

6.	WARRANTS

	Broker Warrants		February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	#	$	$
December 31, 2013	19,210	23,052	542,431	3,254,828	1,621,846	9,748,102	13,025,982
Exercised	(19,210)	(23,052)	(148,558)	(1,316,698)	(60,331)	(635,709)	(1,975,459)
Revaluation	—	—	—	3,353,734	—	11,661,737	15,015,471

December 31, 2013	—	—	393,873	5,291,864	1,561,515	20,774,130	26,065,994

Revaluation	—	—	—	2,401,450	—	9,542,468	11,943,918

March 31, 2014	—	—	393,873	7,693,314	1,561,515	30,316,598	38,009,912

Exercised	—	—	(103,784)	(2,028,931)	—	—	(2,028,931)
Revaluation	—	—	—	(1,686,309)	—	(9,107,867)	(10,794,176)

June 30, 2014	—	—	290,089	3,978,074	1,561,515	21,208,731	25,186,805

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2013 were valued at U.S. $13.30 per warrant.

As at June 30, 2014, the warrants were revalued at U.S. $13.58 per warrant utilizing the following assumptions: volatility rate of 45%; risk-free interest rate of 0.91%; expected life of 1.73 years; a share price of CDN $17.63; an exercise price of CDN $3.18 and an exchange rate of 0.9367.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

the services provided approximated the fair value of those warrants. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2013 at U.S. $13.44 per warrant.

As at June 30, 2014, the warrants were revalued at U.S. $13.71 per warrant utilizing the following assumptions: volatility rate of 41%; risk-free interest rate of 0.50%; expected life of 0.64 years; a share price of CDN $17.63; an exercise price of CDN $3.00 and an exchange rate of 0.9367.

7.	STOCK-BASED COMPENSATION PLANS

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the three and six month periods ended June 30, 2014 and included in the respective function line in the interim consolidated statements of income (loss) and comprehensive income (loss) are $1,554,107 and 2,330,178, respectively [three and six month periods ended June 30, 2013 - $816,858 and $1,216,695, respectively].

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

A summary of the options outstanding as at June 30, 2014 and December 31, 2013 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	June 30, 2014		December 31, 2013
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period	2,710,944	6.72	3,066,295	3.98
Options granted	1,120,920	18.39	786,500	13.83
Options exercised	(274,401)	4.42	(899,695)	2.74
Option cancelled	(167)	6.47	(66,655)	2.14
Options forfeited	(112,334)	16.06	(175,501)	12.90

Options outstanding, end of period	3,444,962	10.39	2,710,944	6.72

Options exercisable, end of period	1,820,930	5.39	1,598,577	4.13

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On May 21, 2014, the Company issued 800,920 options under the Plan to employees. For the three month period ended June 30, 2014, the Company used the following assumptions to determine the fair value of the options granted:

	Employees	Management	Board of Directors
Weighted average volatility rate	46%	75%	75%
Expected dividend yield	Nil	Nil	Nil
Weighted average expected life (in years)	3.6	6.3	6.7
Weighted average interest rate	1.23%	1.71%	1.77%
Exchange rate	0.9147	0.9147	0.9147

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the periods presented in the interim condensed consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	June 30, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	162,053,197	162,053,197	182,329,782	182,329,782
Loans and receivables
Accounts receivable	12,799,028	12,799,028	8,502,095	8,502,095

	174,852,225	174,852,225	190,831,877	190,831,877

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	25,186,805	25,186,805	26,065,994	26,065,994
Repayable government assistance	—	—	17,587	17,587
Accounts payable and accrued liabilities and provisions	6,138,217	6,138,217	7,310,643	7,310,643

	31,325,022	31,325,022	33,394,224	33,394,224

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	The fair value of the warrants are estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	June 30, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	162,053,197	—	—	182,329,782	—	—

Financial liabilities
Shareholder warrants	—	25,186,805	—	—	26,065,994	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

[c] Concentration of Accounts Receivable

As at June 30, 2014, $10,331,000 or 81% [2013 - $7,294,000 or 86%] of the total accounts receivable are due from six customers [December 31, 2013- six customers]. As at June 30, 2014, three customers had accounts receivable balances exceeding 10% of total accounts receivable. Concentration of these three customers comprised 28%, 23% and 12% of total accounts receivable as at June 30, 2014 as compared to 3%, 36% and nil, respectively as at December 31, 2013.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

9.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares - unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$
Balance at December 31, 2012	40,226,243	139,946,563
Public offering	10,735,000	154,318,327
Exercise of broker warrants pursuant to private placement	19,210	23,052
Exercise of convertible debt	2,810,112	6,280,155
Exercise of stock options	899,695	3,960,668
Exercise of warrants	203,778	2,574,309

Balance at December 31, 2013	54,894,038	307,103,074

Exercise of stock options	196,246	1,258,838

Balance at March 31, 2014	55,090,284	308,361,912

Common shares issued to acquire intangible assets (note 5)	201,845	3,500,000
Exercise of stock options	78,155	588,607
Exercise of warrants	103,784	2,313,207

Balance at June 30, 2014	55,474,068	314,763,726

10.	INCOME (LOSS) PER SHARE

Basic income (loss) per share amounts are calculated by dividing net income (loss) for the period attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share amounts are calculated by dividing the net income (loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the net income (loss) and weighted average number of shares data used in the basic and diluted income (loss) per share computations:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Income (loss) and comprehensive income (loss) attributable to shareholders for basic income (loss) per share	$6,280,951	($9,737,916)	($9,830,351)	($12,670,196)

Income (loss) and comprehensive income (loss) attributable to shareholders for diluted income (loss) per share	($4,513,225)	($9,737,916)	($9,830,351)	($12,670,196)

Weighted average number of shares for basic income (loss) per share	55,225,666	46,338,887	55,104,184	43,140,192

Weighted average number of shares for diluted income (loss) per share	58,232,972	46,338,887	55,104,184	43,140,192

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these interim condensed consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible debentures for the six month period ended June 30, 2013 and for the three and six month period ended June 30, 2013 has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

11.	SEGMENT INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	For the three months ended		For the six months ended
	June 30, 2014 $	June 30, 2013 $	June 30, 2014 $	June 30, 2013 $
United States	8,751,648	7,663,761	18,430,482	14,922,064
Outside United States	2,400,508	434,188	3,019,896	454,328

Total	11,152,156	8,097,949	21,450,378	15,376,392

Property and equipment, net is as follows:

	June 30, 2014	December 31, 2013
	$	$
Canada	5,182,316	5,161,713
United States	9,744,987	8,199,120

Total	14,927,303	13,360,833

Intangible assets are domiciled as follows:

	June 30, 2014	December 31, 2013
	$	$
Canada	3,137,371	3,303,647
Outside Canada	9,757,989	—

Total	12,895,360	3,303,647